UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-u

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): November 14, 2023

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3193 Buffalo Ave., Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (716) 320-5525

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

The Company issued a press release on November 14, 2023 announcing that its registration on Form 1-A was qualified by the Securities and Exchange Commission on November 13, 2023. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
	Name:	Joseph Pandolfino
	Title:	Chief Executive Officer and Director

Dated: November 14, 2023

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